UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04051555

December 6, 2004

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
100 Maiden Lane
New York, NY 10038

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/6/2004

Re: DPL Inc.
Incoming letter dated November 18, 2004

Dear Mr. Block:

This is in response to your letters dated November 18, 2004 and December 1, 2004 concerning the shareholder proposal submitted to DPL by Donald Moberly. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342-3320

187250

C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington

100 Maiden Lane, New York, NY 10038
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rules 14a-8(c) and 14a-8(i)(8)

November 18, 2004

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington D.C. 20549

Re: DPL Inc. Shareholder Proposals

Ladies and Gentlemen:

On behalf of DPL Inc., an Ohio corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposals described below are excluded from the Company's proxy statement for the Company's 2004 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for December 22, 2004. A copy of the proposals and the Company's correspondence with the shareholder are attached hereto. As required by Rule 14a-8(j), six copies of this letter, including all attachments, are enclosed.

We are also sending a copy of this letter to Mr. Donald Moberly to notify him of the Company's intention to omit his various proposals from the Proxy Statement.

A. Factual Background

On November 9, 2004, the Company received the following two proposals from Mr. Donald Moberly, attached hereto as Exhibit A:

- Proposal #1: "Elect two new board members and eliminate the last two remaining members from the Pete Forster era;" and

- Proposal #2: "All bonuses for officers should be performance based ending an era of multimillion dollar bonuses for

> driving the company from AAA rating to junk status. Board members should be made aware of their responsibilities to the shareholders not the CEO."

Mr. Moberly indicated on the letter that he owns 10,800 shares.

In response to his proposals, the Company sent a letter to Mr. Moberly on November 12, 2004, attached hereto as Exhibit B, pursuant to Rule 14a-8(f), informing him of his noncompliance with the eligibility and procedural requirements of Rule 14a-8. The letter explained to him the stock ownership and intent requirements and the limitation to one proposal and advised him as to how to cure such deficiencies.

On November 15, 2004, the Company received a response from Mr. Moberly, dated November 12, 2004, attached hereto as Exhibit C. In such letter, he provided information about his stock ownership, indicated his intent to hold his shares through the date of the Annual Meeting and included the following proposal:

- "Elect two (2) new board members and replace the last two remaining members of the Forster era. Board members should be made aware of their responsibilities to the shareholders, not the CEO."

In a separate letter received on November 15, 2004, attached hereto as Exhibit D, Mr. Moberly submitted the following proposal:

- "Eliminate the entire concept of D.P.L. D.P.&L. Inc., D.P.&L. Co. and go back to the original Dayton Power & Light Co. Dump the billion dollar fund which is going down with each report. Cut off Forster and Muhlenkamp from any future profits from this fund."

In addition to the foregoing correspondence, a representative of the Company spoke with Mr. Moberly on November 16, 2004. Mr. Moberly indicated that he wanted to proceed with all of the proposals.

The Company's letter stated that Mr. Moberly has fourteen days to respond and correct the deficiencies pursuant to Rule 14a-8(f). We note that the fourteen-day cure period provided in Rule 14a-8(f) has not yet expired. Because of the short time period before the Company's scheduled Annual Meeting due to the circumstances described below and the 80-day rule pursuant to Rule 14a-8(j), we are submitting this no-action request now. If the Company receives a new letter within the fourteen day response period that includes or indicates one proposal and withdraws all other proposals, thereby complying with Rule 14a-8(c), then we will promptly notify the Staff and withdraw the portion of our no-action request that relates to Rule 14a-8(c). If the Company receives a new letter within the fourteen-day response period that omits his proposal relating to the election of directors, then we will promptly notify the Staff and withdraw the portion of our no-action request that relates to Rule 14a-8(i)(8).

B. Waiver of 80-Day Period

Rule 14a-8(j)(1) requires a registrant to file with the Commission its reasons for excluding a proposal no later than eighty (80) calendar days before it files its definitive proxy statement with the Commission unless good cause for missing the deadline is demonstrated. The Company intends to file its definitive Proxy Statement on or about November 26, 2004. We believe that the Company has good cause for missing the submission deadline.

The Company has had to delay its 2004 Annual Meeting due to an internal investigation, which has been previously disclosed in Commission filings. The investigation resulted in a delay in the filing of the Company's Form 10-K for the year ended December 31, 2003 and its Form 10-Q for the periods ended March 31, 2004 and June 30, 2004. These filings were made on November 5, 2004. On this same date, the Company announced that the date of its 2004 Annual Meeting was scheduled for December 22, 2004 and the new deadline for submitting shareholder proposals was November 15, 2004. Due to these circumstances, the Company did not receive Mr. Moberly's first shareholder proposals until November 9, 2004 and therefore could not file its reasons for excluding the proposals at least eighty (80) days prior to the proposed filing date of its definitive Proxy Statement. We believe, however, that it is in the best interests of the Company's shareholders for the Company to hold its 2004 Annual Meeting before the end of 2004. To do so, the Company must file and mail its definitive proxy statement as soon as possible. Accordingly, the Company seeks a waiver of the 80-day requirement to the extent necessary for this letter to be deemed to have been timely filed under Rule 14a-8(j).

C. Reasons for Omission

1. *The Proposal Relates to an Election of Directors.*

Rule 14a-8(i)(8) permits a registrant to omit a shareholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." Mr. Moberly's first proposal in the letter dated November 6, 2004 and his proposal in the letter dated November 12, 2004 call for the election of two new directors and the replacement of "the last two remaining members of the Forster era." The Company currently has five (5) directors who were on the board of directors while Mr. Forster was Chairman of the Board. One of such directors is currently up for re-election and the other four (4) are in the middle of their three-year terms. Although Mr. Moberly's proposal is unclear, the effect of his proposal would be to disqualify a nominee for director at the upcoming Annual Meeting and to remove at least one other director before his or her term is completed. Because the proposal calls for the disqualification and removal of directors, it expressly relates to an election for membership on the board of directors. The Staff has consistently concluded that such proposals may be omitted. *See, e.g.* U.S. Bancorp (February 27, 2000) (proposal calling for the removal from office of all of the Company's directors could be excluded); PepsiCo, Inc. (February 1, 1999) (a proposal that called for the resignation of two directors because they were "ousted from their own places of employment" could be excluded); and AT&T Corp. (January 10, 1997) (a proposal could be excluded to the extent it would disqualify current directors from completing their terms at the upcoming annual meeting, unless it was modified to apply only prospectively). We therefore believe that Mr. Moberly's first and third proposals, as currently written, are excludable under Rule 14a-8(i)(8).

2. *The Proposal Constitutes More than One Proposal.*

Rule 14a-8(c) provides that a shareholder may only submit "one proposal to a company for a particular shareholders' meeting." The Staff has consistently permitted exclusion of a shareholder's proposals where such shareholder submits more than one proposal and fails to reduce the number of proposals to one upon the registrant's request. *See, e.g.* Exxon Mobil Corporation (March 19, 2002) (allowing omission of proposals to increase the diversity of the board of directors and to nominate more candidates than open seats on the board of directors).

In addition to looking at the number of proposals clearly marked by the shareholder, the Staff has also recognized that distinct items of business may not be considered a single proposal and therefore permits the exclusion of such a proposal. The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal relate to a single concept. *See, e.g.* Computer Horizon Corp. (April 1, 1993) (denying omission of proposals that related to the single concept of elimination of anti-takeover defenses) and Fotoball Inc. (May 6, 1997) (allowing omission of proposals relating to a minimum share ownership for directors, form of director compensation and business relationships between an issuer and its non-employee directors).

Mr. Moberly clearly marked two distinct proposals for submission in his first letter. After receiving the Company's letter, which expressly informed him of the single proposal limit, Mr. Moberly failed to reduce the number of his proposals and instead sent two additional proposals to the Company. In addition, Mr. Moberly's fourth proposal covers a wide range of issues—the Company's corporate structure, whether to maintain an investment financial asset portfolio and the Company's compensation obligations. Even though submitted as one proposal, these are three separate and distinct elements that do not relate to a single concept and are therefore separate proposals.

Request

Based on the foregoing, the Company believes that it may omit all of Mr. Moberly's shareholder proposals from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the proposals, as currently written, are omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

Dennis J. Block

cc: James V. Mahoney
Robert D. Biggs
Art Meyer
Donald Moberly

Exhibit A

(see next page)

11-6-04

Mr. Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342-3320

10,800 SHARES

Proposal #1

Elect two new board members and eliminate the last two remaining members from the Pete Forester era.

Proposal #2

All bonuses for officers should be performance based ending an era of multimillion dollar bonuses for driving the company from AAA rating to junk status.

Board members should be made aware of their responsibilities to the shareholders not the C.E.O.

Sincerely
Donald Moberly

Mr. Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342-3320

DAYTON OH 454
PM
08 NOV
2004

D.P.+L. Inc. c/o Corporate Secretary
1065 Woodman Dr.
Dayton Ohio
45432

454324Ì423

Exhibit B

(see next page)

was hand-delivered to Mr. Moberly 11/12/04

DPL

November 12, 2004

Mr. Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342-3320

Re: DPL Inc.

Dear Mr. Moberly:

Thank you for your note, dated November 6, 2004, a copy of which is attached hereto. The Company appreciates hearing the viewpoints of its shareholders.

In order for your proposals to be considered for inclusion in the Company's proxy statement for the 2004 Annual Meeting, scheduled for December 22, 2004, please provide the following additional information and modify your proposals as described below to comply with the eligibility and procedural requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. We have provided a copy of Rule 14a-8 with this letter for your reference.

Stock Ownership Requirements

Pursuant to Rule 14a-8(b), to submit a qualifying shareholder proposal, a security holder must have continuously held at least $2,000 in market value, or 1%, of a company's voting securities for at least one year by the date the proposal is submitted. A shareholder must also continue to hold such securities through the date of the meeting.

We note that you indicated on your shareholder proposals that you own 10,800 shares. Pursuant to Rule 14a-8(f), please inform the Company whether you are a record holder or beneficial owner of these shares. If you are a record holder, then the Company will verify your stock ownership, but you must provide the Company with a written statement that you intend to continue to hold your shares through the date of the Annual Meeting. If you are not the registered holder, then you must confirm your eligibility by (i) submitting a written statement from the record holder (the broker or bank through whom you hold your shares) verifying that at the time you submitted your proposals, you continuously held the shares for at least one year and (ii) providing a written statement that you intend to continue to hold the shares through the date of the Annual Meeting.

Number of Proposals

Pursuant to Rule 14a-8(c), a shareholder may submit only one proposal for a particular shareholders' meeting. As we understand your note, you have submitted two proposals—one that relates to the election and removal of directors and another that relates to bonus compensation for the Company's officers. Please revise your request to indicate which proposal you intended to submit for inclusion in the Company's proxy statement. Please note that the Company reserves all rights to evaluate any proposal you submit in accordance with Rule 14a-8(i).

Response

Pursuant to Rule 14a-8(f), you have fourteen (14) calendar days from the date you receive this letter to provide the documentary evidence of your share ownership and to correct the number of proposals submitted (your response must be postmarked or transmitted electronically by such date). We would appreciate your response as quickly as possible in order to remain on schedule for the 2004 Annual Meeting.

Very truly yours,

Timothy G. Rice
Senior Counsel

11-6-04

[redacted]

10,800 SHARES

Proposal #1

Elect two new board members and eliminate the last two remaining members from the Pete Forester era.

Proposal #2

All bonuses for officers should be performance based ending an era of multimillion dollar bonuses for driving the company from AAA rating to junk status.

Board members should be made aware of their responsibilities to the shareholders not the C.E.O.

Sincerely,

Donald Moberly

Exhibit C

(see next page)

11/15/2004 13:40 FAX 937 255 7600

Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342-3320

11-12-04
Miamisburg Ohio 45342

Corporate Secretary: (Received 11/15/04)

Regarding your letter of 11-12-04, I have owned more than 10,000 shares of D.P.+L. stock for more than 15 years and will continue ownership beyond the date of the shareholders meeting.

Prior to 1999 this stock was registered as Donald + Flora M. Moberly joint tennents in common. Since 1999 It is listed as Donald Moberly + Flora Mae Moberly TTEE Moberly family RE LIV Trust UA 11-2-99. 1308 Fairway Court Msbg. O. 4534[2]

Proposal – Elect two (2) new board members and replace the last two remaining members of the Forester Era. Board members should be made aware of their Responsibilities to the shareholders, not the C.E.O.

Sincerely
Donald Moberly

Exhibit D

(see next page)

Received 11/15/04

Donald Moberly
1308 Fairway Ct.
Miamisburg, Ohio
45342

Proposal to consider at shareholders meeting:

Eliminate the entire concept of D.P.L. D.P.&L. Inc., D.P.&L. co. and go back to the origanal Dayton Power & Light co.

Dump the Billion dollar fund which is going down with each report.

Cut off Forester and Mullenkamp from any future profits from this fund.

Sincerely
Donald Moberly

10800 shares

C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington

100 Maiden Lane, New York, NY 10038
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rules 14a-8(i)(1); 14a-8(i)(3) and 14a-8(i)(10)

December 1, 2004

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington D.C. 20549

Re: DPL Inc. Revised Shareholder Proposal

Ladies and Gentlemen:

By letter dated November 18, 2004 and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully requested, on behalf of DPL Inc., an Ohio corporation (the "Company"), the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it would not recommend any enforcement action to the Commission if the shareholder proposals submitted by Mr. Donald Moberly were excluded from the Company's proxy statement for the Company's 2004 Annual Meeting of Shareholders (the "Proxy Statement").

As per the Staff's request, we are submitting this new no-action request in connection with Mr. Moberly's revised proposal (the "Revised Proposal"), a copy of which is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to Mr. Donald Moberly to notify him of the Company's intention to omit his proposal from the Proxy Statement.

A. Factual Background

As explained in our November 18, 2004 letter, Mr. Moberly submitted two shareholder proposals on November 9, 2004 and the Company hand-delivered to Mr. Moberly a response to such proposals on November 12, 2004. Although Mr. Moberly sent two responses to the Company, we did not believe that either response adequately corrected the deficiencies

Dennis J. Block Tel 212 504 5555 Fax 212 504 5557 dennis.block@cwt.com described to him. After the Company submitted the November 18, 2004 letter to the Staff, Mr. Moberly mailed to the Company a new response with a single proposal, the Revised Proposal, which was postmarked November 26, 2004. Mr. Moberly therefore responded within the fourteen-day cure period permitted by Rule 14a-8(f).

The Revised Proposal reads in full as follows:

> "Hereafter, all bonuses shall be based on performance, above and beyond what could normally be expected of an officer of the company."

B. Waiver of 80-Day Period

Rule 14a-8(j)(1) requires a registrant to file with the Commission its reasons for excluding a proposal no later than eighty (80) calendar days before it files its definitive proxy statement with the Commission unless good cause for missing the deadline is demonstrated. The Company intends to file its definitive Proxy Statement on or about December 2, 2004. We believe that the Company has good cause for missing the submission deadline.

The Company has had to delay its 2004 Annual Meeting due to an internal investigation, which has been previously disclosed in Commission filings. The investigation resulted in a delay in the filing of the Company's Form 10-K for the year ended December 31, 2003 and its Form 10-Q for the periods ended March 31, 2004 and June 30, 2004. These filings were made on November 5, 2004. On this same date, the Company announced that the date of its 2004 Annual Meeting was scheduled for December 22, 2004 and the new deadline for submitting shareholder proposals was November 15, 2004. Due to these circumstances, the Company did not receive Mr. Moberly's first shareholder proposals until November 9, 2004 and the Revised Proposal was not postmarked until November 26, 2004. Therefore, the Company could not file its reasons for excluding the proposals at least eighty (80) days prior to the proposed filing date of its definitive Proxy Statement. We believe, however, that it is in the best interests of the Company's shareholders for the Company to hold its 2004 Annual Meeting before the end of 2004. To do so, the Company must file and mail its definitive proxy statement as soon as possible. Accordingly, the Company seeks a waiver of the 80-day requirement to the extent necessary for this letter to be deemed to have been timely filed under Rule 14a-8(j).

C. Reasons for Omission

1. *The Revised Proposal is Precatory and therefore Improper Under State Law*

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In the Note to such rule, the Commission explains that proposals that are mandatory and binding on a company may not be considered proper under state law. The staff has consistently permitted exclusion of a shareholder's proposal if it is mandatory rather than precatory if improper under the registrant's state law. *See, e.g.* Kmart Corporation (March 27, 2000) (a proposal could be successfully challenged as an improper subject for shareholder action under Michigan law because the proposal was mandatory rather than precatory).

Section 1701.59(A) of the Ohio Revised Code states that "except where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." The Ohio Revised Code, the Company's articles nor the Company's regulations require action relating to the Revised Proposal to be taken by shareholders. On the contrary, Section 1701.60(A)(c)(3) states that "the directors, by affirmative vote of a majority of those in office, and irrespective of any financial or personal interest of any of them, shall have authority to establish reasonable compensation...for services to the corporation by directors and officers, or to delegate such authority to one or more officers or directors." Ohio law is therefore extremely clear that a company's board of directors has the ultimate decision making authority in connection with executive compensation.

The Revised Proposal relates to executive compensation and the language of such proposal is mandatory rather than precatory. By using the phrase "shall be based," this proposal is more than a recommendation that the Company's board of directors consider certain action. The Revised Proposal is phrased as a directive and its binding nature would therefore require the Company's board of directors to relinquish part of its statutory authority. We therefore believe that the Revised Proposal is excludable under Rule 14a-8(i)(1).

2. *The Revised Proposal is Vague*

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibit materially false or misleading statements in proxy soliciting materials. The Staff determined that a proposal is excludable under this rule if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992). *See also* Bristol-Myers Squibb Co. (February 1, 1999) (the Staff permitted exclusion of a proposal which was so vague that it precluded shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation) and Microlog Corporation (December 22, 1994) (a proposal that recommended that a company pay bonuses, etc. based on a very convoluted formula could be excluded as vague and indefinite).

The Revised Proposal is extremely vague because it does not offer any guidance, explanation or calculation as to what "above and beyond what could normally be expected of an officer of the company" means. Shareholders have no way of knowing what the benchmark or level of performance would be. We therefore believe that the Revised Proposal is excludable under Rule 14a-8(i)(3).

3. *The Revised Proposal is Substantially Implemented*

Rule 14a-8(i)(10) provides that a shareholder proposal may be excluded if the registrant has already substantially implemented the proposal. The Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). The Staff has also determined that a stockholder proposal has been "substantially implemented" and may be excluded from a company's proxy statement when the company can demonstrate that it has already taken actions to address the substance of a shareholder proposal. *See, e.g.* Nordstrom Inc. (February 8, 1995) (proposal that the company commit to a code of conduct and submit a report to shareholders describing the Company's supplier policy and compliance efforts was substantially covered by existing company guidelines and was therefore excludable as moot) and The Gap, Inc. (March 8, 1996) (proposal that the company adopt guidelines that were substantially implemented was rendered moot).

The Company currently awards bonuses pursuant to the Company reaching or exceeding target levels. As explained in the Company's Form 10-K for the year ended December 31, 2003, pursuant to Item 402 of Regulation S-K, executive officer bonuses are based on the achievement of specific predetermined operating and management goals each year. Therefore the Company's bonuses are already based on performance of the executive officers. The Revised Proposal is therefore moot because it is substantially implemented. It is therefore unnecessary to have shareholders vote on such matter. Accordingly, we believe that the Revised Proposal is excludable under Rule 14a-8(i)(10).

Request

Based on the foregoing, the Company believes that it may omit Mr. Moberly's Revised Proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Revised Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

11/28/2004 14:05 FAX 937 258 1300

11-24-04 Received 11/29/

1308 Fairway Ct.
Miamisburg, Ohio
45342

Dear Sirs:

I Donald Moberly, having owned more than 10,000 Shares of D.P.&L. co stock for more than 10 years and will continue to own same past the Shareholders meeting date.

Proposal!

Hereafter, all bonuses shall be based on performance, above and beyond what could normaly be expected of an officer of the company.

Sincerely
Donald Moberly

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DPL Inc.
Incoming letter dated November 18, 2004

The proposal provides that bonuses shall be based on performance, above and beyond what could normally be expected of an officer of the company.

There appears to be some basis for your view that DPL may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or a request to the board of directors. Accordingly, unless the proponent provides DPL with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if DPL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that DPL may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that DPL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that DPL may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DPL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that DPL did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it planned to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant DPL's request that the 80-day requirement be waived.

Sincerely,

Robyn Manos
Special Counsel